UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-35571

Gold Standard Ventures Corp.

(Translation of registrant's name into English)

Suite 1010, 1075 West Georgia Street
Vancouver, British Columbia,

V6E 3C9, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.

Date: August 12, 2022	/s/ Etienne Morin
	Name:	Etienne Morin
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Material Change Report dated August 12, 2022
99.2	Notice of Change in Corporate Structure dated August 12, 2022